Filed by Kythera Biopharmaceuticals, Inc.

Commission File No. 001-35663

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Kythera Biopharmaceuticals, Inc.

Commission File No. 001-35663

The following memorandum was sent to employees of Kythera Biopharmaceuticals, Inc. on June 17, 2015:

Allergan Announces Acquisition of Kythera Biopharmaceuticals;

Combination Enhances Industry-Leading Facial Aesthetics Portfolio and Expands KYBELLATM Commercialization

The following is a message from Keith Leonard CEO & President— June 17, 2015

Today we announced that Allergan Inc.: (NYSE: ACT) and KYTHERA have reached an agreement on the acquisition of KYTHERA by Allergan.  This is an exciting day for KYTHERA, its shareholders, customers, and future patients of KYBELLA™ (deoxycholic acid) injection and setipiprant (KYTH-105).  This combination, if successfully completed, immediately enhances the breadth and depth of resources available for the US launch of KYBELLA,  In addition, the global reach of Allergan has the promise to dramatically accelerate the approval and commercial rollout of KYBELLA worldwide.  Moreover, the combination also adds our novel pipeline product, KYTH-105, for the prevention of male pattern baldness, to the Allergan R&D engine, which has an excellent track record.

Allergan’s global investment and leadership in medical aesthetics make them ideally suited to maximize the commercial potential of KYBELLATM.  KYBELLATM will join an industry leading facial aesthetics portfolio which includes BOTOX®, JUVÉDERM®, VOLUMA, LATISSE® and SKINMEDICA.  Allergan recognizes that KYBELLATM as an innovative new product will be a pivotal entry point for expanding the use of facial aesthetic products in men.

When we started KYTHERA in 2005, we had a vision of applying the tools of biotechnology to bring innovative products to physicians and patients in aesthetic medicine.  I’m incredibly proud of the culture we created at KYTHERA which allowed us to realize that vision.  Through your dedication and hard work, we developed, achieved a unanimous positive FDA advisory panel, and approval, and launched the first and only injectable drug approved for submental contouring.  This is our vision brought to life.  I want to thank all of you who have invested many years of your time to develop and launch KYBELLATM. We have set a new standard in aesthetic medicine for regulatory engagement, approval, and product launch.  Your intelligent, creative, flexible, tireless efforts, and teamwork across the company have led to a spectacular outcome which will be measured in the satisfaction of hundreds of thousands of future patients.

I know many of you have questions that will be answered through the integration planning in the coming weeks.  Importantly, until the close of the transaction and during the pre-integration process we must operate as two separate companies.  Our collective focus needs to remain wholly on the successful launch of KYBELLA, follow-on regulatory filings and continuing to operate the company. I will rely on your continued support and commitment to excellence as we support our new partner Allergan in adding KYBELLA and KYTH-105 to their portfolio.

What happens next? This acquisition is subject to customary conditions, including review by the U.S. Federal Trade Commission (FTC) under the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR Act”). The closing of this transaction, if approved, is expected to occur by the end of the third quarter 2015.

Lastly, I know this change in the Company’s course will be personally disruptive and distracting to many of you.  I ask that you stay focused on our shared success and continue to support your fellow team members.  We are committed to keeping you informed as we work with Allergan on the pre-integration process.  I, as well as the senior team, will be available at all times to work with you through the process.

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  In connection with the proposed acquisition by Allergan of KYTHERA, Allergan will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a proxy statement of KYTHERA that also constitutes a prospectus of Allergan.  The definitive proxy statement/prospectus will be delivered to stockholders of KYTHERA.  INVESTORS AND SECURITY HOLDERS OF KYTHERA ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders will be able to obtain free copies of the registration statement and the definitive proxy statement/prospectus (when available) and other documents filed with the SEC by Allergan and KYTHERA through the website maintained by the SEC at www.sec.gov.  Copies of the documents filed with the SEC by Allergan will be available free of charge on Allergan’s internet website at http://www.allergan.com or by contacting Allergan’s Investor Relations Department at (862) 261-7488.  Copies of the documents filed with the SEC by KYTHERA will be available free of charge on KYTHERA’s internet website at http://www.kythera.com or by contacting KYTHERA’s Investor Relations Department at (818) 587-4559.

Participants in the Merger Solicitation

Allergan, KYTHERA, their respective directors and certain of their executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the KYTHERA stockholders in connection with the proposed merger will be set forth in the proxy statement/prospectus when it is filed with the SEC.  Information about the directors and executive officers of KYTHERA is set forth in its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on April 23, 2015 and certain of its Current Reports on Form 8-K.  Information about the directors and executive officers of Allergan is set forth in Allergan’s proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on April 24, 2015 and certain of its Current Reports on Form 8-K (such proxy statement and periodic public filings having been filed under the “Actavis plc” name).  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus filed with the above-referenced registration statement on Form S-4 and other relevant materials to be filed with the SEC when they become available.

Allergan Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to Allergan’s estimated or anticipated future results or other non-historical facts are “forward-looking statements” that reflect Allergan’s current perspective of existing trends and information as of the date of this communication.  Forward looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions.  Such forward-looking statements include, but are not limited to, statements about the benefits of the KYTHERA acquisition, including future financial and operating results, Allergan’s or KYTHERA’s plans, objectives, expectations and intentions and the expected timing of completion of the transaction.  It is important to note that Allergan’s goals and expectations are not predictions of actual performance.  Actual results may differ materially from Allergan’s current expectations depending upon a number of factors affecting Allergan’s business, KYTHERA’s business and risks associated with acquisition transactions.  These factors include, among others, the inherent uncertainty associated with financial projections; successful closing of the KYTHERA acquisition; subsequent integration of the KYTHERA acquisition and the market potential of KYBELLA™; the ability to obtain required regulatory approvals for the transaction (including the approval of antitrust authorities necessary to complete the acquisition), the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; the ability to obtain the requisite KYTHERA stockholder approval; the risk that a condition to closing of the KYTHERA acquisition may not be satisfied on a timely basis or at all; the failure of the proposed transaction to close for any other reason; risks relating to the potential dilutive effect of the Allergan shares to be issued in the transaction; the anticipated size of the markets and continued demand for Allergan’s and KYTHERA’s products; the impact of competitive products and pricing; access to available financing (including financing for the acquisition or refinancing of debt) on a timely basis and on reasonable terms; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the pharmaceutical industry, including product liability claims and the availability of product liability insurance on reasonable terms; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; periodic dependence on a small number of products for a material source of net revenue or income; variability of trade buying patterns; changes in generally accepted accounting principles; risks that the carrying values of assets may be negatively impacted by future events and circumstances; the timing and success of product launches; the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; market acceptance of and continued demand for Allergan’s and KYTHERA’s products; costs and efforts to defend or enforce intellectual property rights; difficulties or delays in manufacturing; the availability and pricing of third party sourced products and materials; successful compliance with governmental regulations applicable to Allergan’s and KYTHERA’s facilities, products and/or businesses; changes in the laws and regulations affecting, among other things, pricing and reimbursement of pharmaceutical products; changes in tax laws or interpretations that could increase Allergan’s consolidated tax liabilities; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Allergan’s periodic public filings with the SEC, including but not limited to Allergan’s Annual Report on Form 10-K for the year ended December 31, 2014, Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2015 (such periodic public filings having been filed under the “Actavis plc” name), and from time to time in Allergan’s other investor communications. Except as expressly required by law, Allergan disclaims any intent or obligation to update or revise these forward-looking statements.

KYTHERA Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” relating to the acquisition of KYTHERA by Allergan. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes and results to differ materially from current expectations. No forward-looking statement can be guaranteed. Among other risks, there can be no guarantee that the transaction will be completed, or if it is completed, that it will close within the anticipated time period. Forward-looking statements in the press release should be evaluated together with the many uncertainties that affect Allergan’s business, particularly those identified in the cautionary factors discussion in Allergan’s periodic public filings with the SEC, including but not limited to its Annual Report on Form 10-K for the year ended December 31, 2014 and Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2015.

Except for the historical information presented herein, matters discussed herein may constitute forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such statements. Statements that are not historical facts, including statements preceded by, followed by, or that include the words “future”; “anticipate”; “potential”; “believe”; or similar statements are forward-looking statements. Risks and uncertainties include uncertainties as to the timing of the Merger; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, licensees, other business partners or governmental entities; the ability of KYBELLA™ to be a first-in-class submental contouring injectable drug; anticipated commercial availability of KYBELLA™ in June 2015; the ability of KYBELLA™ to be a less-invasive, non-surgical option for the treatment of submental fullness; expectations regarding KYTHERA’s longer-term strategy; as well as risks detailed from time to time in KYTHERA’s periodic public filings with the SEC, including but not limited to its Annual Report on Form 10-K for the year ended December 31, 2014 and Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2015. Such forward-looking statements involve substantial risks and uncertainties that could cause KYTHERA’s clinical development programs, future results, performance or achievements to differ significantly from those expressed or implied by the forward-looking statements. Such risks and uncertainties include, among others, the uncertainties inherent in the clinical drug development process, including the regulatory approval process, KYTHERA’s substantial dependence on KYBELLA™, and other matters that could affect the availability or commercial potential of KYTHERA’s drug candidate. The forward-looking statements made herein speak only as of the date hereof. KYTHERA undertakes no obligation to update or revise any forward-looking statements.